# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PC CONNECTION, INC., CIK 0001050377
CUSIP: 69318J100
Title of class of securities: Common Stock par value $.01 per share
Address of issuer's principal executive offices: Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054
Date of event which requires filing of this statement: 08/21/2025
Amends the filing with accession number 0001193125-04-068397
Filed by CIK 0001186630
Persons authorized to receive notices and communications: Patricia Gallup, Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054, (603) 683-2000; Abbott Brook Trust, Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054, (603) 683-2000; David Hall Trust 2003, Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054, (603) 683-2000

## Reporting persons
- Patricia Gallup (CIK 0001186630): type of reporting person: individual (IN); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: personal funds (PF); sole voting power 4,450,345; shared voting power 9,332,188; sole dispositive power 4,450,345; shared dispositive power 9,332,188; aggregate amount beneficially owned 13,782,533 (54.4% of the class)
  Comment: The share amount in rows 8, 10, and 11 includes (i) 4,450,345 shares of common stock, par value $0.01 per share ("Common Stock"), of PC Connection, Inc., a Delaware corporation (the "Issuer") held by Ms. Gallup, (ii) 6,879,962 shares of the Issuer's Common Stock held by an irrevocable trust of which Ms. Gallup is the sole trustee and sole lifetime beneficiary of the shares held by such trust (the "David Hall Trust 2003"), (iii) 162,093 shares of the Issuer's Common Stock held by The Estate of David McLellan Hall, for which Ms. Gallup serves as executor (the "Estate"), (iv) 275,000 shares of the Issuer's Common Stock held by an irrevocable trust formed under the laws of the state of New Hampshire of which Ms. Gallup is the sole trustee (the "North Branch Trust"), (v) 2,000,000 shares of the Issuer's Common Stock held by a grantor retained annuity trust of which Patricia Gallup is the sole trustee and sole annuitant (the "Abbott Brook Trust"), and (vi) 15,133 shares of the Issuer's Common Stock held by Ms. Gallup's spouse, as to which Ms. Gallup disclaims beneficial ownership.
  
  The percentage in row 13 is based upon 25,326,048 shares of the Issuer's Common Stock outstanding on August 21, 2025, based upon information provided by the Issuer.
- Abbott Brook Trust: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 2,000,000; sole dispositive power 0; shared dispositive power 2,000,000; aggregate amount beneficially owned 2,000,000 (7.9% of the class)
  Comment: On September 16, 2024, for estate planning purposes, Patricia Gallup contributed 2,000,000 shares of Common Stock to the Abbott Brook Trust for no consideration. Under the trust agreement establishing the Abbott Brook Trust, Ms. Gallup serves as sole trustee of the Abbott Brook Trust.
  
  The percentage in row 13 is based upon 25,326,048 shares of the Issuer's Common Stock outstanding on August 21, 2025, based upon information provided by the Issuer.
- David Hall Trust 2003: type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,879,962; sole dispositive power 0; shared dispositive power 6,879,962; aggregate amount beneficially owned 6,879,962 (27.2% of the class)
  Comment: The Estate, on March 13, 2023, transferred 6,879,962 shares of the Issuer's Common Stock to the David Hall Trust 2003 at the direction of Ms. Gallup, in her capacity as executor, for no consideration in order to facilitate the administration of certain assets of the Estate. Ms. Gallup serves as the sole trustee and is the sole lifetime beneficiary of the shares held by the David Hall Trust 2003.
  
  The percentage in row 13 is based upon 25,326,048 shares of the Issuer's Common Stock outstanding on August 21, 2025, based upon information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock par value $.01 per share
Name of issuer: PC CONNECTION, INC.
Address of issuer's principal executive offices: Rt. 101A, 730 Milford Road, Merrimack, New Hampshire (NH), 03054
Comment: This Amendment No. 11 ("Amendment No. 11") amends the statement on Schedule 13D initially filed by the 1998 PC Connection Voting Trust (the "Voting Trust"), David Hall and Patricia Gallup on April 23, 2004 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on February 12, 2013, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on January 31, 2014, as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on May 27, 2014, as amended and supplemented by Amendment No. 4 to the Original Schedule 13D, filed on September 27, 2021, as amended and supplemented by Amendment No. 5 to the Original Schedule 13D, filed on December 22, 2021, as amended and supplemented by Amendment No. 6 to the Original Schedule 13D, filed on May 12, 2022, as amended and supplemented by Amendment No. 7 to the Original Schedule 13D, filed on March 15, 2023, as amended and supplemented by Amendment No. 8 to the Original Schedule 13D, filed on May 10, 2024, as amended and supplemented by Amendment No. 9 to the Original Schedule 13D, filed on September 18, 2024, as amended and supplemented by Amendment No. 10 to the Original Schedule 13D, filed on March 24, 2025 (as amended and supplemented, the "Schedule 13D") relating to shares of Common Stock of the Issuer. Except as otherwise set forth herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
The seventh paragraph of Item 4 is hereby amended and restated as follows:

The Issuer has historically maintained a share repurchase program for the purchase of shares of Common Stock from time to time. As a result of repurchases under this program during March 2025, as well as subsequent repurchases from March 2025 through August 2025, the number of shares of outstanding Common Stock decreased, and consequently, the percentage of shares of Common Stock beneficially owned by the Reporting Persons as of each of March 20, 2025 and August 21, 2025, passively increased.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 25,326,048 shares of the Issuer's Common Stock outstanding on August 21, 2025, based upon information provided by the Issuer.

A. Patricia Gallup

As of close of business on August 21, 2025, Patricia Gallup, as the sole trustee and sole lifetime beneficiary of the shares held by the David Hall Trust 2003, the executor of the Estate, the sole trustee of the North Branch Trust, the sole trustee and sole annuitant of the Abbott Brook Trust and by virtue of her spouse's holdings, may be deemed to beneficially own (i) 6,879,962 shares of Common Stock owned directly by the David Hall Trust 2003, (ii) 162,093 shares of Common Stock owned directly by the Estate, (iii) 2,000,000 shares of Common Stock owned directly by the Abbott Brook Trust, (iv) 275,000 shares of Common Stock owned directly by North Branch Trust, as to which Ms. Gallup disclaims beneficial ownership, (v) 15,133 shares of Common Stock owned directly by her spouse, as to which Ms. Gallup disclaims beneficial ownership, and (vi) 4,450,345 shares of Common Stock owned directly by Ms. Gallup.

Percentage: 54.4%

B. Abbott Brook Trust

As of close of business on August 21, 2025, the Abbott Brook Trust directly and beneficially owned 2,000,000 shares of Common Stock.

Percentage: 7.9%

C. David Hall Trust 2003

As of close of business on August 21, 2025, the David Hall Trust 2003 directly and beneficially owned 6,879,962 shares of Common Stock.

Percentage: 27.2%

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement, dated as of August 25, 2025, by and among the Reporting Persons.**

**Filed herewith

## Signatures
- Patricia Gallup: /s/ Patricia Gallup, Patricia Gallup (08/25/2025)
- Abbott Brook Trust: /s/ Patricia Gallup, Patricia Gallup, as Trustee (08/25/2025)
- David Hall Trust 2003: /s/ Patricia Gallup, Patricia Gallup, as Trustee (08/25/2025)